Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES NEW CHIEF FINANCIAL OFFICER

CALGARY, Alberta – June 25, 2008 – Talisman Energy Inc. has announced the appointment of Mr. L. Scott Thomson as Executive Vice President, Finance and Chief Financial Officer (CFO) effective July 2, 2008.

“Scott will be a strong and visible addition to the leadership team at Talisman.” said John A. Manzoni, President and Chief Executive Officer. “Phil Dolan will continue in his existing duties as Senior Vice President, Finance, responsible for the finance, tax and treasury functions reporting to Scott. We are also integrating the investor relations, marketing and the transactional element of our mergers and acquisitions business into Scott’s areas of responsibility. This will provide unified strategic and tactical leadership for these important business functions within the Company.”

Mr. Thomson was previously Executive Vice President, Corporate Development and Planning for both BCE and Bell Canada. In this role he reported to the CEO, overseeing the corporate strategy, mergers and acquisitions and financial planning functions. Prior to joining BCE in 2003, Scott was a Vice President at Goldman, Sachs & Co. focused on M&A in New York and Toronto. Scott has an MBA from the University of Chicago and a BA from Queen’s University.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                               Christopher J. LeGallais
& Investor Communications                                                                                     Senior Manager, Investor Relations
Phone:                      403-237-1196                                                                              Phone:                      403-237-1957
Fax:  403-237-1210                                                                                                       Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                       Email:                       tlm@talisman-energy.com

Talisman Website: www.talisman-energy.com

16-08